                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                            Washington, D.C.   20549

                                    FORM 15

            Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934.

                                                Commission File No. 333-02725
                                                                    ---------

               Green Tree Financial Corporation, Seller and Services Green Tree Recreational, Equipment and Consumer Trust 1996-B
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             (Exact name of registrant as specified in its charter)



       1100 Landmark, 345 St. Peter Street, MN 55102-1635, (612)293-3400
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                  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Green Tree Financial Corporation, Seller and Servicer
          Green Tree Recreational, Equipment and Consumer Trust 1996-B $341,000 000 (Approximate) Floating Rate Asset-Backed Notes, Class A-1 $ 20,000,000 (Approximate) Floating Rate Asset-Backed Notes, Class A-2 $ 15,800,000 (Approximate) Floating Rate Asset-Backed Notes, Class A-3 $ 13,700,000 (Approximate) Floating Rate Asset-Backed Notes, Class A-4 $ 30,531,344 (Approximate) 7.70% Asset-Backed Certificates
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            (Title of each class of securities covered by this Form)

                                    None
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            (Titles of all other classes of securities for which
                    a duty to file reports under Section
                           13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)      [ ]    Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(1)(ii)     [ ]    Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(i)      [ ]    Rule 12h-3(b)(2)(ii)    [ ]
        Rule 12g-4(a)(2)(ii)     [ ]    Rule 15d-6              [x]
        Rule 12h-3(b)(1)(i)      [ ]

Approximate number of holders of record as of the certificate or notice date: 19
                                                                              --

     Pursuant to the requirements of the Securities Exchange Act of 1934, Green Tree Financial Corportion, on behalf of Green Tree, Recreational, Equipment and Consumer Trust 1996-B has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 15, 1997     By: /s/ Phyllis A. Knight
                                 ____________________________________
                                 Phyllis A. Knight
                                 Vice President and Treasurer